UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission File Number: 001-36888

U.S. RARE EARTH MINERALS, INC.
(Exact Name if Business Issuer as specified in its Charter)

Nevada	26-2797630
(State or other Jurisdiction of Incorporation)	(IRS Employer Identification Number)

C/O BIOXYTRAN, INC.

233 Needham Street,
Suite 300

Newton MA, 02464

(Address of principal executive offices, including zip code)

(617) 494-1199

(Registrant’s telephone number including area code)

23 South 6th Panaca, NV 89042

(Former Address, if Changed Since the Last Report)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

U.S. RARE EARTH MINERALS, INC.

c/o BIOXYTRAN, INC.

233 Needham Street,
Suite 300

Newton MA, 02464
(617) 494-1199

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about October 13, 2018, to the holders of record at the close of business on October 5, 2018 (the “Record Date”) of shares of the common stock, par value $0.001 per share (“Common Stock”) of U.S. Rare Earth Minerals, Inc., a Nevada corporation (the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by that certain Agreement of Merger and Plan of Reorganization, dated September 17, 2018 (the “Merger Agreement”), by and among (i) the Company, (ii) Bioxy Acquisition Corp., a Wyoming corporation and a wholly owned subsidiary of the Company (“Acquisition-Sub”), and (iii) BoxyTran, Inc., a Delaware corporation (“BioxyTran”).  Pursuant to the terms of the Merger Agreement, on March 19, 2018 (the “Closing Date”), Acquisition-Sub merged with and into BioxyTran (the “Merger”), with BioxyTran surviving the Merger and becoming a wholly-owned subsidiary of the Company.

The Merger was a condition to the settlement with a secured creditor of the Company for repayment of a 6% secured Note, including all interest due thereon, which had been in default since August 23, 2013 (the “Settlement”). The Note was secured by substantially all of the assets of the Company. In connection with the Settlement, the Company entered into the Merger Agreement.

Except as otherwise indicated by the context, references in this Information Statement to “U.S. Rare Earth,” “we,” “us,” “our,” “our Company,” or “the Company” are to the combined business of the Company and BioxyTran and their consolidated subsidiaries.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

On the Record Date, 85,096,578 shares of Common Stock were issued and outstanding, with the holders thereof being entitled to cast one vote per share.

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF THE INFORMATION STATEMENT FOR THE PROPOSED ACTION BY MAJORITY WRITTEN CONSENT.

On or about October 13, 2018, a Notice of Internet Availability of the Information Statement

(“Notice”) will be mailed to stockholders of record and beneficial owner directing them to a website where they can access our Information Statement. It was filed with the

U.S. Securities and Exchange Commission on October 3, 2018.

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Our Information Statement will be available on or at www.bioxytraninc.com/info14F-12018 and both beneficial owners and stockholders of record can request that paper copies of the information statement be mailed to them at that website.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On September 21, 2018 (the “Closing Date”), the Company completed a series of transactions arising out of the satisfaction of defaulted secured debt that resulted in the sale of the Company’s former business and acquisition of a new developmental pharmaceutical company called Bioxytran Inc. (“Bioxytran”). There was a change of control of the majority ownership of the Company with the Dr. David Platt, the new Chairman, President and Chief Executive Officer, and Mr. Ola Soderquist, Chief Financial Officer, holding together approximately 77% of the issued and outstanding common stock of the Company.

Prior to September 21, 2018, the Company was in default of a 6% secured promissory note (the “Note”) in the principal amount of $110,000. The management of the Company unsuccessfully sought alternative financing for over a one-year period. As an alternative to the liquidation of the Company’s assets in payment of the Note, during the summer of 2018, management of the Company identified a potential merger candidate and agreed to sell the assets of the Company in existence prior to the proposed merger to an affiliate of the creditor. After evaluating all other financing options, the board of directors of the Company determined that it was in the best interests of the Company and its stockholders to reach an accord and satisfaction with the creditor which required, as a condition, that the former assets of the Company be sold to an affiliate of the Company after completion of the merger of Bioxytran into a wholly owned subsidiary of the Company.

On September 21, 2018, the Company completed a series of transactions as set forth in the Merger Agreement. As consideration for the Merger, the stockholders of BioxyTran were issued 76,586937 shares of common stock of the Company and 10,000 shares of Preferred Stock were returned to treasury.

Additionally, the Merger Agreement provides for the resignation and election of certain directors of the Company, subject to compliance with Section 14(f) of the Exchange Act and the rules of the Securities and Exchange Commission (“SEC”) thereunder.  The transactions contemplated by the Merger Agreement, including the change in composition of the Board of Directors of the Company as described herein, will result in a change of control of the Company.

On the Closing Date, Lawrence Bonafide, resigned as Chief Financial Officer CFO, Secretary, Treasurer and as Chairman of the Board of the Company.

On the Closing Date, D. Quincy Farber resigned as President and Chief Operating Officer of the Company. Mr. Farber’s resignation was not due to any disagreement with the Company’s operations, policies or practices.

D. Quincy Farber, Nathan Marks, David Lee and Lawrence Bonafide resigned as directors of the Company effective at 8:00 am (eastern time) the 11th day following the filing of the Schedule 14F-1 with the Securities and Exchange Commission.

On September 21, 2018, D. Quincy Farber resigned as President and Chief Operating Officer of the Company.

On September 21, 2018, David Platt was appointed President, Chief Executive Officer and as a director of the Company and Ola Soderquist was appointed Chief Financial Officer, Secretary and Treasurer of the Company by the Board of Directors of the Company.

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At the time of his appointment, the incoming director had not been a director of the Company, did not hold any positions with the Company, nor has he been involved in any transactions with the Company, nor any of its directors, executive officers, affiliates or associates who are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the beneficial ownership of our Common Stock as of September 21, 2018, immediately following the closing of the Merger, held by (i) each person known to us to be the beneficial owner of more than five percent (5%) of our Common and Preferred Stock; (ii) each of our directors; (iii) each of the persons who have been appointed to the Board effective on the 11th day following the mailing of this Information Statement (“nominees”); (iv) each of our executive officers; and (v) all of our directors, Nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held.  Shares of Common Stock subject to options and warrants currently exercisable or which may become exercisable within 60 days, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person.  Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our Common Stock shown as beneficially owned by them.

Unless otherwise indicated, the principal address of each of the persons below is c/o Bioxytran, Inc., 233 Needham Street, Suite 300, Newton MA 02464.

Executive Officers and Directors	Number of Shares of Common Stock and Preferred Stock Beneficially Owned	Percentage of Ownership(a)

David Platt	43,891,947	51.59
Ola Soderquist	21,947,263	25.80
Offer Binder	8,781,969	10.32
Lawrence W. Bonafide Director	393,544	.46%
Dave Quincy Farber Director	283,599	.33%
David Lee Director	93,467	.11%
Nathan Marks Director	80,122	.094%

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Changes in Control

We are not aware of any person who owns of record, or is known to own beneficially, five percent or more of our outstanding securities of any class, other than as set forth above.   There are no current arrangements which will result in a change in control, other than as described above under “Change of Control and Change of Board of Directors.”

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, NOMINEES, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following sets forth information about our directors, nominees and executive officers as of the date of this report:

Name	Age	Position
David Platt, PhD	64	Chief Executive Officer, President, and Director
Ola Soderquist	55	Chief Financial Officer

CORPORATE GOVERNANCE

Term of Office

Directors are appointed for a one-year term to hold office until the next annual general meeting of stockholders or until removed from office in accordance with our bylaws. Our officers are appointed by our Board and hold office until removed by our Board.

All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. Our bylaws provide that officers are appointed annually by our Board and each executive officer serves at the discretion of our Board.

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Director Independence

We use the definition of “independence” of The NASDAQ Stock Market to make this determination.  NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the Company or any other individual having a relationship, which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  The NASDAQ listing rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three years was, an employee of the Company;

●

the director or a family member of the director accepted any compensation from the Company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

●	a family member of the director is, or at any time during the past three years was, an executive officer of the company;

●

the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

●

the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the Company served on the compensation committee of such other entity; or

●	the director or a family member of the director is a current partner of the Company’s outside auditor, or at any time during the past three years was a partner or employee of the Company’s outside auditor, and who worked on the Company’s audit.

The Company’s Common Stock is not currently quoted or listed on any national exchange or interdealer quotation system with a requirement that a majority of our board of directors is independent and, therefore, the Company is not subject to any director independence requirements.

Committees of the Board of Directors

There are no standing committees of the Board. The board has not adopted a policy regarding consideration of any director candidates recommended by shareholders.

Family Relationships

There are no family relationship among our officers and directors.

Shareholder Communications

The Board of Directors will give appropriate attention to written communications that are submitted by shareholders and will respond as the Board deems appropriate. Absent unusual circumstances or as contemplated by committee charters, the Chairperson of the Board primarily will be responsible for monitoring communications from shareholders and providing copies or summaries of such communications to the other directors as he or she deems appropriate. Shareholders and other interested parties who wish to send communications on any topic to the Board should address such communications to: Chairperson of the Board, c/o BioxyTran, Inc., ., 233 Needham Street, Suite 300, Newton MA 02464.

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Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

None of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Party Transactions

To our knowledge, there are no reportable related party transactions.

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SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or stockholders of the Company was delinquent in any necessary filings under Section 16(a).

EXECUTIVE COMPENSATION

No past officer or director of the Company has received any salary and none is due or payable. We currently have no formal written salary arrangement with any of our officers or directors. Notwithstanding, any or all of our officers and /or directors may receive a salary or other compensation for services that they provide to the Company in the future.  No retirement, pension, profit sharing or insurance programs or other similar programs have been adopted by the Company for the benefit of the Company’s employees.

Director Compensation

Historically, the non-management Directors of the Company have not received any cash compensation. Certain directors have received stock and option grants for shares of Company’s Common Stock as described in the beneficial ownership table in the section titled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

Outstanding Equity Awards at Fiscal Year-End Table

At December 31, 2017, the Company had no outstanding equity awards.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 3, 2018	U.S. RARE EARTH MINERALS, INC.

	By:	/s/ David Platt
David Platt
President and Chief Executive Officer

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